Exhibit 99(a)(1)(E)
Sample Final Reminder Email (2) :

TO:	[Eligible Employee]
FROM:	Jennifer Chaloemtiarana, General Counsel
SUBJECT:	FINAL REMINDER: Option Exchange Program Deadline is Tomorrow
DATE:	[1 day before close date-Feb. 23 ]

FINAL REMINDER: The deadline to participate or change your election in the Option Exchange Program is tomorrow.

Dear <employee name>,

We wanted to send you a final reminder that the Castlight Health Option Exchange Program expires tomorrow, February 24, 2016 at 11:59PM Eastern time (8:59PM Pacific time). If you wish to exchange your eligible option award(s) for new options as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on January 12, 2016-or if you would like to change your previous election-you must log in to the Option Exchange Program website and follow the instructions by no later than tomorrow at 11:59PM Eastern time (8:59PM Pacific time).
Unfortunately, we cannot make exceptions to this deadline, so we encourage you to make your election before the deadline if you wish to participate, or change a previous election as needed. The Option Exchange Program website contains your personalized information about option award(s) and how to make, change or withdraw your election before the expiration of the offering period. Your initial user name and password were provided to you in the Option Exchange Program announcement email on January 12, 2016.
Your participation in the Option Exchange Program is completely voluntary. You are not obligated to participate. Any option award(s) you do not elect to surrender for exchange will not be canceled and will remain subject to their current terms.
Please email questions to exchange@castlighthealth.com.

Best regards,
Jennifer